Exhibit 12

PHILLIPS 66 AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Year Ended December 31
	2015	2014	2013	2012	2011
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$6,035	5,711	5,509	6,624	6,619
Distributions less than equity in earnings of affiliates	185	197	(354)	(872)	(951)
Fixed charges, excluding capitalized interest*	456	397	365	376	142
	$6,676	6,305	5,520	6,128	5,810

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$310	267	275	246	17
Capitalized interest	106	20	—	—	—
Interest portion of rental expense	140	125	83	121	116
	$556	412	358	367	133
Ratio of Earnings to Fixed Charges	12.0	15.3	15.4	16.7	43.7
* Includes amortization of capitalized interest totaling approximately $7 million for the year ended December 31, 2015. Amortization of capitalized interest for the years ended December 31, totaled approximately $6 million in 2014, $7 million in 2013, $9 million in 2012, and $9 million in 2011.